

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2021

Nestor Jaramillo, Jr
President and Chief Executive Officer
Nuwellis, Inc.
12988 Valley View Road
Eden Prairie, Minnesota 55344

> **Re: Nuwellis, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 4, 2021**
> **File No. 333-256797**

Dear Mr. Jaramillo:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-3 filed June 4, 2021

General

1. Based on publicly available information, it appears that the aggregate market value of your common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement was not $75 million or more, as required by General Instruction I.B.1 of Form S-3. Please advise. To the extent you intend to rely on General Instruction I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page the information called for by Instruction 7 to General Instruction I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Phillip D. Torrence